Exhibit (a)(5)(A)
Towers Watson & Co. Commences Exchange Offer for Shares of Class B-1 Common Stock
     NEW YORK May 17, 2010 — Towers Watson (NYSE, NASDAQ: TW) today announced that it has commenced an exchange offer (the “Offer”) for its shares of Class B-1 Common Stock for unsecured subordinated notes due March 15, 2012 (a “New Note”, and collectively, the “New Notes”), with each New Note having a principal amount equal to the “Exchange Ratio”, provided that the aggregate principal amount of the New Notes does not exceed $200,000,000, upon the terms and subject to the conditions of the Offer.
     The Offer will expire at 12:00 midnight, New York City time, on Monday, June 14, 2010, unless extended by the Company (such time and date, as the same may be extended, the “Expiration Date”). All tenders of shares of Class B-1 Common Stock must be made before the Offer expires on the Expiration Date.
     The “Exchange Ratio” will be fixed by 4:30 p.m., New York City time, on June 10, 2010 (the “Pricing Date”), which is the second trading day immediately preceding June 14, 2010, the Expiration Date. The Exchange Ratio will be rounded to the nearest whole cent.
     The “Exchange Ratio” will equal the “Weighted Average Price”, which is the volume-weighted average price for shares of our Class A Common Stock for each trading day in the 10 consecutive trading day period ending on and including the Pricing Date in respect of the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading at such markets) and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading at such market) on the Pricing Date, as displayed under the heading “Bloomberg VWAP” on Bloomberg Page TW (or its equivalent successor page if such page is not available) or, if such volume-weighted average price is unavailable, the market price of one share of our Class A Common Stock on such trading day determined, using a volume-weighted average method, by a nationally recognized investment banking firm retained by Towers Watson for that purpose. This 10-day consecutive period during which the Exchange Ratio will be calculated is referred to as the “Pricing Period”.
     Towers Watson will announce the Exchange Ratio and the maximum number of shares of Class B-1 Common Stock to be sought in the Offer, subject to prorating, in a press release to be issued prior to 9:00 a.m., New York City time, on the next trading day (currently expected to be June 11, 2010, unless the Expiration Date is extended).
     On each business day during the Pricing Period, holders of shares of Class B-1 Common Stock may either go to Towers Watson’s website at http://www.towerswatson.com or contact American Stock Transfer & Trust Company, LLC, the Information Agent for the Offer, at (877) 295-6905 to obtain a representative Exchange Ratio and representative maximum amount of shares of Class B-1 Common Stock sought in the Offer, each calculated as if such Pricing Period ended on the preceding business day.

     With respect to the New Notes, interest will accrue at a fixed per annum rate, compounded quarterly on the “interest reset dates”, equal to the greater of (i) 2.0%, or (ii) 120.0% of the short-term applicable federal rate listed under the quarterly column, in effect at the applicable “interest reset date” (if such date is not a business day, then the “interest reset date” shall be the next succeeding business day), prescribed by the Internal Revenue Service under Section 1274(d) of the Internal Revenue Code of 1986, as amended, calculated quarterly, in each case, as solely determined by Towers Watson, which determination shall be final, and Towers Watson shall notify the trustee of such rate. Interest on the New Notes will be payable in cash in arrears to the persons who are registered holders of the New Notes on March 15, 2012. Interest will accrue from and include the date of issuance of the New Notes and will be computed on the basis of a 360-day year using the actual number of days outstanding. For purposes of this Offer to Exchange, “interest reset dates” means the 15th day of September 2010 and then each of the 15th day of December, March, June, and September until March 15, 2012. The payment of principal, interest and any other amounts due, if any, on the New Notes will be subordinated and junior in right of payment, as set forth in the indenture applicable to the New Notes, to the prior payment in full in cash of all senior debt whether outstanding on the issue date of the New Notes or thereafter incurred, assumed or guaranteed.
     The Offer is not subject to any minimum condition or stockholder approval. Additional details about the terms, conditions, risk factors, tax considerations and other factors that should be considered in evaluating the Offer are set forth in a Schedule TO, which includes an Offer to Exchange and related materials. Such materials were filed with the Securities and Exchange Commission (the “SEC”) today and will be distributed to holders of the shares of Class B-1 Common Stock in accordance with SEC rules beginning today. Before any holder tenders shares of Class B-1 Common Stock or otherwise makes any decision with respect to the Offer, such holder is urged to read the Schedule TO, including the Offer to Exchange and the related materials in their entirety, and any amendments to such documents, when they become available because they contain important information. These materials are available free of charge at the SEC’s website — www.sec.gov. In addition, copies of the Offer to Exchange and the related Letter of Transmittal and other documents are available free of charge to holders of the Company’s outstanding from the Information Agent at (877) 248-6417.
     The Offer is being made solely by means of the above referenced documents. This press release is for informational purposes only and is neither an offer to sell or purchase, nor a solicitation of an offer to buy or sell, any securities of the Company. The New Notes issuable in the Offer have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities law. None of the Company or its affiliates, the Information Agent or any other person or entity is making any recommendation as to whether holders should tender their shares of Class B-1 Common Stock in connection with the Offer.
About Towers Watson
     Towers Watson (NYSE, NASDAQ: TW) is a leading global professional services company that helps organizations improve performance through effective people, risk and financial management. The company offers solutions in the areas of employee benefits, talent management, rewards, and risk and capital management. Towers Watson has approximately 14,000 full-time and contract associates around the world and is located on the web at www.towerswatson.com.

Forward-Looking Statements
     This press release contains “forward-looking statements.” You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the Offer, as well as other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.
     You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Towers Watson undertakes no obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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